GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2021 and 2020

(Expressed in United States dollars)

TABLE OF CONTENTS

1. Fourth quarter and full year 2021 highlights	3-4

2. Business overview	4-6

3. Results of the AGM	7-16

4. Financial results of the Company	17-19

5. Selected quarterly financial data	19

6. Guidance and outlook	20

7. Liquidity and capital resources	21-23

8. Non-IFRS measures	23-28

9. Summary of outstanding share data	28

10. Related party transactions	28-29

11. Critical accounting policies and estimates	29

12. Risks and uncertainties	29-30

13. Internal control	31-32

14. Qualified person	33

15. Cautionary statements	33-37

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of March 29, 2022 and should be read in conjunction with the Company's consolidated annual financial statements for the years ended December 31, 2021 and 2020 and the notes related thereto.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

1. Fourth quarter and full year 2021 highlights

Key Metrics of the Asanko Gold Mine ("AGM") (on a 100% basis)

  Production performance: Annual gold production of 210,241 ounces, below revised 2021 production guidance of 215,000-220,000 ounces as mined grades were lower than plan.  Fourth quarter production of 50,278 ounces.

  Cost performance: Total cash costs per ounce1  of $1,177 and all-in sustaining costs1 ("AISC") of $1,431/oz during the year, in line with revised cost guidance (as of Q2 2021) of $1,350-$1,450/oz.  Total cash costs per ounce1 and AISC1 for Q4 2021 were $1,257 and $1,539, respectively.

  Mineral Resources: Estimated Measured and Indicated Mineral Resources of 66.4 million tonnes ("Mt") at 1.36 g/t gold for 2.9 million ounces ("Moz") gold contained have been reported in its recently published National Instrument 43-101 Technical Report ("NI 43-101") with an effective date of February 28, 2022 (the "2022 Technical Report").

  Mineral Reserves: At this time, the Company is not in a position to declare Mineral Reserves on the AGM property as a result of current metallurgical uncertainty of the material mined from Esaase. An update to Mineral Reserves is expected to follow post the conclusion of metallurgical test work currently underway at the AGM as outlined in the 2022 Technical Report.

  Financial performance: Reported gold revenue of $381.7 million generated from 216,076 gold ounces sold at an average realized price of $1,767/oz and Adjusted EBITDA1 of $76.7 million during the year.

  Focus on exploration: During the year, drilling was completed at Miradani in support of its initial Mineral Resource Estimate. Additionally, drilling at Dynamite Hill, and near-mine targets at Kaniago West and Midras South all showed positive exploration results.

  Culture of safety: Strong safety performance with 1 lost-time injury ("LTI") and 2 total recordable injuries ("TRI") reported during the year, resulting in 12-month rolling LTI and TRI frequency rates of 0.10 and 0.21 per million employee hours worked, respectively.

  Stable liquidity: $49.2 million in cash, $13.6 million in gold sales receivables and $3.2 million in gold on hand and no debt as of December 31, 2021.

  Impairment of mineral properties: The AGM recorded a $153.2 million impairment charge against its mineral properties, plant and equipment and, accordingly, the JV reported a net loss for the year totaling $114.5 million and adjusted net income1 of $38.7 million.

  2022 production guidance: While technical work to support a Mineral Reserve at the AGM is ongoing, mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (expected in Q2 2022). Following this, the process plant is expected to continue to operate at full capacity (5.8Mtpa) processing a portion of the existing 9.5Mt of stockpiles. The AGM is targeting 100,000-120,000 ounces of gold production in 2022. Refer to the Company’s press release titled “Galiano Gold Provides Updated Mineral Resource Estimate and an Update on Mining operations” dated March 29, 2022 and section “6. Guidance and outlook” for further details.

Highlights of the Company

  Stable balance sheet: Cash on hand of $53.5 million and $7.4 million in receivables as at December 31, 2021, while remaining debt-free.

  Earnings: Reported a net loss of $68.9 million or $0.31 per share during the year due to impairments recorded on the Company's equity investment in the AGM JV and the recognition of the Company's share of the JV's net loss, while Adjusted EBITDA1 for the year was $28.5 million.

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1 See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

  Management changes and additions to Board of Directors: During the year, Matt Badylak, the Company's former COO, was appointed to the position of President and Chief Executive Officer and also joined the Company's Board of Directors. The Company further augmented the Board of Directors through the addition of Dawn Moss as a director of the Company. On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity.  Following Mr. Di Trapani's departure, the Company intends to appoint Matt Freeman, current SVP Finance, as its new CFO, in line with the Company’s succession plan.

2. Business overview

Galiano holds a 45% economic interest in the AGM and gold exploration tenements (collectively the "joint venture" or "JV") on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the joint venture and receives an annual service fee from the JV of $6.5 million. Gold Fields Limited ("Gold Fields") owns a 45% economic interest in the AGM JV, with the Government of Ghana owning a 10% free-carried interest.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach processing plant, with a current nameplate capacity of 5.4 million tonnes per annum.

In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration in Ghana and Mali.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") and the NYSE American Exchange ("NYSE") under the symbol "GAU".

Updated NI 43-101 Technical Report

On March 29, 2022, the AGM reported updated Measured and Indicated Mineral Resource Estimates of 66.4Mt at 1.36 g/t gold for 2.9Moz gold contained. At this time, the Company is not in a position to declare Mineral Reserves on the AGM property as a result of current metallurgical uncertainty of the material mined from Esaase.  An update to Mineral Reserves is expected to follow post the conclusion of metallurgical test work currently underway at the AGM. Highlights to the updated Mineral Resource Estimate include:

  Measured Mineral Resources of 23.6Mt at 1.06 g/t for 0.8Moz gold contained and Indicated Mineral Resources of 42.7Mt at 1.53 g/t for 2.1Moz gold contained.

  A maiden Indicated Mineral Resource of 7.1Mt at 1.28 g/t for 293,000oz of contained gold at Miradani North, contributing to 10% of the overall resource base.

  A 68% increase (329,000oz) in Indicated Mineral Resource contained gold at Nkran, after accounting for the mined depletion of 101,000oz.

  A 60% increase (132,000oz) in Indicated Mineral Resource contained gold at Abore.

For further information regarding the Mineral Resource Estimate ("MRE") and to review scientific and technical information contained in the 2022 Technical Report, readers are encouraged to read the entire 2022 Technical Report found under the Company's SEDAR profile at www.sedar.com.

The AGM continues to display a significant property-wide MRE of 2.9 million ounces of contained gold in Measured and Indicated Mineral Resources, which now comprises six satellite deposits augmenting the cornerstone Nkran and Esaase deposits. Additions to the total MRE exceeded mined depletion but did not fully offset a decrease in overall gold grade in Measured and Indicated Mineral Resources (1.70 g/t to 1.36 g/t) and resultant contained metal in the Esaase Mineral Resource.

The changes at Esaase resulted primarily from updates to the geological models used in the MRE. The remodeling work for Esaase yielded Measured and Indicated Mineral Resources totaling 22.6Mt at a grade of 1.26 g/t, representing decreases of 25% in grade and 25% in tonnes, post depletion, from the previous estimate (refer to the technical report entitled "NI 43-101 Technical Report for the Asanko Gold Mine, Ghana (Amended and Restated)" published in June 2020 and filed on SEDAR for further information regarding the Company's prior MRE).  The Esaase deposit remains the largest contributor to the total AGM Mineral Resources, accounting for approximately a third of its total tonnes and contained gold ounces.

Impairment of AGM JV

As the AGM was not in a position to declare mineral reserves as a result of current metallurgical uncertainty of the material mined from Esaase, the Company considered this to represent an indicator of impairment of the mineral properties, plant and equipment ("MPP&E") of the AGM. Accordingly, the Company assessed the recoverable amount of the AGM, and determined that the carrying value of the AGM’s single cash generating unit exceeded its fair value, and an impairment charge of $153.2 million was recognized for the year ended December 31, 2021 (the Company's share of which was $68.9 million).  In addition, as a result of lower expected recovery, the AGM also recorded a $22.8 million write-down of stockpile inventory to net realizable value.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Impairment of Investment in associate recognized by the Company

The Company recorded its share of the AGM's losses for the year ended December 31, 2021 of $51.5 million, which reduced the carrying value of the Company's investment in the AGM JV to $7.6 million as at December 31, 2021.  Furthermore, the value attributed to the Company's preference shares was $72.4 million (compared to the par value of $132.4 million) as at December 31, 2021.

The Company's management considered that the above noted impairment considerations identified at the JV level were also applicable to the carrying value of the Company's equity investment in the AGM JV. When considering the capital structure of the JV, specifically the face value of the preference shares, management concluded that the fair value attributed to the preference shares was indicative that no additional value would be available to equity interests in the JV. Accordingly, management estimated the recoverable amount of the Company’s equity investment in the JV to be nil at December 31, 2021 and as a result recognized an impairment charge of $7.6 million for the year ended December 31, 2021.

Key business developments in 2021

Changes to executive management

During Q2 2021, the Company announced that Greg McCunn had stepped down as CEO and as a director of the Company.  Matt Badylak, the Company's former COO, was appointed to the position of CEO and also joined the Company's Board of Directors. Mr. Badylak has held a number of senior management roles in operations over his 20 years of mining experience across North America, Australia, Asia and Africa and holds a Bachelor of Science in Extractive Metallurgy & Chemistry from Murdoch University in Perth.

On March 23, 2022, the Company announced that Fausto Di Trapani had stepped down as CFO of the Company to pursue another opportunity.  Mr. Di Trapani will continue to serve as CFO until his departure in early May 2022 to ensure an orderly transition of his responsibilities. Following Mr. Di Trapani's departure, the Company intends to appoint Matt Freeman, current SVP Finance, as its new CFO, in line with the Company's succession plan.

Additions to the Board of Directors

During Q3 2021, the Company appointed Ms. Dawn Moss to the Board of Directors as a Non-Executive Director effective September 15, 2021. Ms. Moss is a senior mining executive with more than 25 years of leadership experience with publicly traded companies on the TSX and the NYSE. She has served as a director on private and public boards of domestic and international companies, serving most recently as a Board and Committee member for Roxgold Inc. before its acquisition by Fortuna Silver Mines Inc. Ms. Moss is a Fellow of the ICSA (The Chartered Governance Institute) and an Accredited Director.

Environmental, Social and Corporate Governance

On July 1, 2021, the AGM received its full Cyanide Code Certification after completion of an independent third-party cyanide management audit. The AGM has aligned its approach to cyanide management at all operations with the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the "Cyanide Code"), which is recognized as an international best practice.  Refer to section "3. Results of the AGM" for further details.

Galiano recently published its 2020 Sustainability Report and an accompanying corporate video which is available on the Company's website.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Financial and operating highlights

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2021	2020	2021	2020
Galiano Gold Inc.
Net (loss) income after tax	(91,033)	17,671	(68,883)	57,376
Adjusted net (loss) income after tax[1]	(14,478)	17,671	7,672	57,376
Adjusted EBITDA[1]	344	20,389	28,498	68,313

Asanko Gold Mine (100% basis)
Financial results
Revenue	91,075	111,104	382,380	418,130
(Loss) income from mine operations	(8,949)	46,267	58,026	147,942
Net (loss) income after tax	(164,575)	41,547	(114,472)	131,519
Adjusted EBITDA[1]	1,595	48,733	76,712	168,989

Cash generated from operating activities	13,953	47,997	86,602	152,322
Free cash flow[1]	(3,617)	21,490	25,921	66,870
AISC margin[1]	11,917	39,365	72,602	145,309

Key mine performance data
Gold produced (ounces)	50,278	65,571	210,241	249,904
Gold sold (ounces)	51,368	60,655	216,076	243,807

Average realized gold price ($/oz)	1,771	1,828	1,767	1,711

Operating cash costs ($ per gold ounce)[1]	1,168	801	1,089	803
Total cash costs ($ per gold ounce)[1]	1,257	892	1,177	889
All -in sustaining costs ($ per gold ounce)[1]	1,539	1,179	1,431	1,115

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

3. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable economic interest in the AGM is 45%.

3.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months and years ended December 31, 2021 and 2020, unless otherwise noted.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,623	1,964	6,261	6,193
Waste tonnes mined (000 t)	8,752	11,773	37,394	38,272
Total tonnes mined (000 t)	10,375	13,737	43,655	44,465
Strip ratio (W:O)	5.4	6.0	6.0	6.2
Average gold grade mined (g/t)	1.2	1.4	1.3	1.5

Ore transportation from Esaase (000 t)	1,264	622	4,668	2,133
Ore transportation cost ($/t trucked)	6.13	7.15	6.15	7.65

Ore tonnes milled (000 t)	1,472	1,438	5,933	5,943
Average mill head grade (g/t)	1.2	1.5	1.2	1.4
Average recovery rate (%)[1]	91%	95%	93%	94%
Processing cost ($/t treated)	10.07	10.46	9.98	10.51
[1]Refer to the company's news release dated February 25, 2022.

a) Health and Safety

There were no LTIs and 1 TRI reported during the quarter. The AGM's LTI and TRI frequency rates for the year ended December 31, 2021 were 0.10 and 0.21 per million employee hours worked.

b) Mining

During Q4 2021, the AGM primarily sourced ore from the Esaase Main pit, which delivered 1.5Mt of ore at an average gold grade of 1.3g/t and a strip ratio of 4.3:1. At the Akwasiso pit, waste stripping activities for the Cut 3 pushback were completed, with 0.1Mt of ore mined during the quarter at an average gold grade of 1.2g/t.

Mining cost per tonne for Q4 2021 was $3.75 compared to $3.20 during Q4 2020, an increase of 17%. The higher mining cost per tonne in Q4 2021 was predominantly due to lower tonnages mined relative to Q4 2020, which had the effect of increasing certain fixed mining costs on a per unit basis. Mining costs in Q4 2021 were also adversely affected by rising fuel and other consumables costs. These factors were partly offset by lower load and haul costs as a higher proportion of mined tonnes were sourced from Esaase (as opposed to both Esaase and Akwasiso in Q4 2020), which realizes a lower relative mining cost per tonne.

The AGM continues to apply a differential stockpiling and feed arrangement process for Esaase to prioritize higher margin material on the haul road.  As a consequence, mined grades may be higher than plant feed grades during a reporting period.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

c) Processing

The AGM produced 50,278 ounces of gold during Q4 2021, as the processing plant achieved milling throughput of 1.5Mt of ore at a grade of 1.2g/t.

Processing cost per tonne for Q4 2021 was $10.07 compared to $10.46 during Q4 2020, a decrease of 4%. The lower processing cost per tonne in Q4 2021 was primarily due to lower consumables consumption, power and maintenance costs and an increase in total tonnes milled which had the effect of decreasing fixed processing costs on a per unit basis. These factors were partly offset by an increase in cyanide costs ($1.0 million increase) due to the nature of ore that was processed during the quarter.

d) Total cash costs and AISC

For the three months and the year ended December 31, 2021, total cash costs per ounce1 were $1,257 and $1,177, respectively, compared to the three months and the year ended December 31, 2020 of $892 and $889, respectively.  Total cash costs were 41% and 32% higher in Q4 2021 and the year ended December 31, 2021, respectively, relative to the prior periods. Cash costs were higher in Q4 2021 due in part to lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis, higher ore transportation costs, and general inflationary pressures on fuel and consumables and government levies. In addition, a negative net realizable value ("NRV") adjustment on stockpile inventory was recorded against production costs during the current period; whereas, during the prior period, a positive NRV adjustment on stockpile inventory of $7.1 million was recorded resulting in a decrease in production costs.

Cash costs were higher during the year ended December 31, 2021 due to lower gold sales volumes during the year, higher ore transportation costs and inflationary cost pressures as mentioned above.  These factors were partly offset by lower load and haul costs as mentioned in section 3.1.b above.  Additionally, the AGM recognized a gain on termination of a mining contractor services lease agreement in Q2 2020 which was recorded as a credit to production costs.

Relative to Q3 2021, total cash costs per ounce1 were lower in Q4 2021, decreasing by 1% from $1,273 to $1,257. The decrease in total cash costs per ounce1 from Q3 2021 was primarily due to the impact of higher gold sales volumes in Q4 2021 which had the effect of decreasing fixed production costs on a per unit basis, partly offset by a negative NRV adjustment on stockpile inventory in Q4 2021 as mentioned above.

For the three months and the year ended December 31, 2021, AlSC1 for the AGM amounted to $1,539/oz and $1,431/oz, respectively, compared to AISC1 of $1,179/oz and $1,115/oz for the three months and year ended December 31, 2020, respectively. The increase in AlSC1 from Q4 2020 to Q4 2021 was predominantly due to the increase in total cash costs per ounce1 mentioned above.

Relative to Q3 2021, AlSC1 for Q4 2021 decreased from $1,598/oz to $1,539/oz, a decrease of 4%. The decrease in AISC1 was primarily due to the decrease in total cash costs per ounce1 mentioned above in addition to a decrease in capitalized stripping costs during Q4 2021 as the Akwasiso Cut 3 pushback was completed.  Partly offsetting these factors was an increase in lease payments made to mining contractors of the AGM.

For the three months and year ended December 31, 2021, the AGM incurred non-sustaining capital and exploration expenditures (net of changes in payables) of $7.3 million and $27.6 million, respectively, compared to $14.0 million and $48.4 million during the comparative periods in 2020.

Non-sustaining capital expenditures during Q4 2021 amounted to $5.5 million and related primarily to the Tetrem Village relocation and construction of water treatment plants, while $1.7 million of non-sustaining exploration expenditures related to Midras South resource drilling and Kaniago West framework drilling.

Non-sustaining capital expenditures of $17.1 million (cash basis) during 2021 related primarily to the resettlement of the Tetrem village near Esaase and construction of water treatment plants, while $10.5 million of non-sustaining exploration expenditures related to the AGM's drilling programs, specifically on the Miradani, Abore, Dynamite Hill, Midras South and Kaniago West tenements (refer to section "3.2 Development and exploration update").

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

e) Environmental, Social and Corporate Governance

The Company believes that a comprehensive sustainability program is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the communities that the JV and the Company operate in, beyond the life of the JV's mines. The Company's most recent annual sustainability report is available on the Company's website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana. The Company has also released a video summarizing its 2020 Sustainability Report on its website.

The Company has adopted the International Council for Mining and Metals health and safety injury classification and methodology with an objective to provide a more accurate picture of the Company and JV's safety behaviour as well as assist in benchmarking more directly against respective peers for health and safety performance going forward.

Galiano completed an independent human rights impact assessment in Q4 2021 and the results of this study indicate that the Company is applying appropriate governance, monitoring systems, and mitigation measures to protect its employees, contractors and stakeholder communities. The Company will be taking additional steps to align with evolving international best practices in human rights and will be reporting on this progress in the Company's annual sustainability report.

The Company has also formed an independent review panel to advise the Company on how to effectively manage and mitigate risks with respect to the AGM's tailings storage facility. This panel includes renowned experts in geochemistry, hydrology and geotechnical and geological engineering and compliments the existing managerial and technical skill sets at the AGM, Galiano, as well as the contracted Engineer-of-Record to oversee the tailings management facility. The independent tailings review panel made a visit to the AGM in Q3 2021 to physically inspect the tailings management facility.

Work continued on progressing the development of the Company's Climate Change Adaptation Plan. A working group has been created at both management and operational levels to assess the Company's current climate change footprint and energy efficiencies, establish more robust monitoring practices, analyze physical and transitional risks in order to mitigate future negative impacts of climate change, and explore energy mix diversification opportunities. In collaboration with its JV partner, the Company also undertook an International Council of Mining and Metals ("ICMM") Performance Expectations readiness self-assessment exercise, as well as a Carbon Disclosure Project reporting readiness assessment in order to prepare the Company for more advanced climate change reporting and target setting. A climate change adaptation plan includes analysis and planning across the following areas:

  Risk and opportunity assessment
  Adaptation planning and actions
  Awareness, engagement and objective setting, and
  Monitoring, evaluation and reporting.

This will also support the Company's future efforts towards alignment with the ICMM Mining Principles.

On July 1, 2021, the AGM received its full Cyanide Code Certification after completion of an independent third-party cyanide management audit. The AGM has aligned its approach to cyanide management at all operations with the Cyanide Code, which is recognized as an international best practice.  Furthermore, the AGM has fully integrated the Cyanide Code principles and standards of practice into its Health, Safety and Environmental Management Systems to protect human health and reduce the potential for environmental impacts. Certification under the Cyanide Code is a significant achievement for the AGM and reflects the Company's ongoing commitment to adhering to international mining industry best practices.

3.2 Development and exploration update

The following discussion relates to the AGM's current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV's land package.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

a) Tetrem Village Relocation

The resettlement of the Tetrem village was completed during Q2 2021 with all housing and other village structures handed over to the local residents.  Housing deficiency reviews and corresponding remediation work are ongoing. Expenditures on the project in YTD 2021 amounted to $5.5 million.

b) Exploration

The JV holds a district-scale land package of 476km2 on the Asankragwa Gold Belt. Galiano developed an exploration strategy for the JV, in collaboration with the JV partner, with the following objectives:

i) Near term - to replace depletion from mining activity.

ii) Medium term - to advance known prospects to resource definition stage and explore beneath existing deposits such as Nkran for underground potential.

iii) To advance exploration targets with significant potential to define a reserve similar to Nkran or Esaase.

The following exploration programs were undertaken during the fiscal year or are planned to evaluate the current and potential expanded mineralization of each project to improve the mineral resource estimate and to assess the broader potential of each project.

  Dynamite Hill Extension - During 2021, 30 holes were completed totaling 6,110m and reported the following drilling highlights:

  Hole DYPC21-124 intersected 5.1m at 10.5 g/t gold (from 233m)

  Hole DYPC21-125 intersected 23.8m at 1.9 g/t gold (from 201m)

  Hole DYPC21-139 intersected 40.1m at 2.4 g/t gold (from 146m)

  Hole DYPC21-140 intersected 33.2m at 2.6 g/t gold (from 140m)

Refer to the Company's news release dated January 18, 2022 for additional information regarding these drill results, including data verification and quality assurance and quality control measures. Recent drilling has confirmed that indicated mineralization continues to 100m+ beneath the existing pit bottom. The Company has provided an updated MRE for Dynamite Hill effective February 28, 2022.

  Miradani North - located 10km south-west of the processing plant and was initially drilled in 2019 with no stated resources. Prior small-scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike. Previous drill results were reported in news releases dated April 30, 2019, November 30, 2020, February 1, 2021, February 25, 2021 and May 20, 2021. Refer to these news releases for additional information regarding these drill results, including data verification and quality assurance and quality control measures. Phase 3 drilling was completed in Q2 2021, with 19,609m completed in 83 holes over three phases of drilling from Q1 2019 to Q2 2021. An initial MRE for Miradani North was declared effective February 28 2022.

  Abore - located 13km north of the processing plant along the Esaase haul road. Drill holes were designed to upgrade existing resources and extensions to the ore body to the north and south.  During 2021, 39 holes were completed with 5,458m drilled at Abore North and West, effectively closing off mineralization to the north and west. Mineralization does, however, remain open at depth, with several high-grade shoots identified, plunging steeply to the north. A revised MRE was declared effective February 28, 2022.

  Midras South - located 5km southwest of the processing plant, previously explored in 2015 and 2017 and currently has no stated resources. The JV has planned a 4,175m drill program targeting definition of the ore body as well as extensions to the south and at depth. During 2021, 19 holes were completed totaling 3,724m and reported the following drilling highlights:

  Hole MSPC21-088 intersected 6m at 8.6 g/t gold (from 65m)

  Hole MSPC21-096 intersected 8m at 5.3 g/t gold (from 275m)

  Hole MSPC21-098 intersected 6m at 2.8 g/t gold (from 103m) and 19.2m at 9.1 g/t gold (from 184m)

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Refer to the Company's news release dated January 18, 2022 for additional information regarding these drill results, including data verification and quality assurance and quality control measures. Similar in character to Esaase and Kaniago West, indicated mineralization at Midras South is developed within a package of deformed sandstone, siltstone and phyllite. Follow-up drill programs for 2022 are being evaluated.

  Kaniago West - located 5km northwest of the processing plant and previously explored by the predecessor owner. During the year, 27 holes were completed for a total 4,508m and reported the following drilling highlights:
  Hole KNPC21-008 intersected 25m at 1.2 g/t gold (from 243m)

  Hole KNPC21-009 intersected 11.6m at 3.6 g/t gold (from 196m), 14.4m at 1.5 g/t gold (from 216m), and 11.0m at 1.2 g/t gold (from 260m)

  Hole KNRC21-017 intersected 24m at 1.8 g/t gold (from 33m)

Refer to the Company's news release dated January 18, 2022 for additional information regarding these drill results, including data verification and quality assurance and quality control measures. Recent drilling has intersected broad zones of quartz breccia and veining with associated visible gold beneath and along strike from narrow, near surface zones. Indicated mineralization remains open at depth and along strike. Follow-up drill programs for 2022 are being evaluated.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

3.3 Financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three months and years ended December 31, 2021 and 2020. These results are presented on a 100% basis.

Three months and years ended December 31, 2021 and 2020

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$

Revenue	91,075	111,104	382,380	418,130

Cost of sales:
Production costs	(78,218)	(48,833)	(255,058)	(198,347)
Depreciation and depletion	(17,252)	(10,448)	(50,177)	(50,934)
Royalties	(4,554)	(5,556)	(19,119)	(20,907)
(Loss) income from mine operations	(8,949)	46,267	58,026	147,942

Impairment of MPP&E	(153,164)	-	(153,164)	-
Exploration and evaluation expenditures	(1,740)	(3,246)	(10,521)	(9,681)
General and administrative expenses	(2,009)	(1,429)	(9,576)	(7,434)
Finance expense	(652)	(1,053)	(2,908)	(3,165)
Finance income	107	62	275	285
Foreign exchange gain	1,832	946	3,396	3,572
Net (loss) income after tax for the period	(164,575)	41,547	(114,472)	131,519
Adjusted net (loss) income for the period[1]	(11,411)	41,547	38,692	131,519

Average realized price per gold ounce sold ($)	1,771	1,828	1,767	1,711
Average London PM fix ($)	1,795	1,874	1,799	1,770
All -in sustaining costs ($ per gold ounce)[1]	1,539	1,179	1,431	1,115
All -in sustaining margin ($ per gold ounce)[1]	232	649	336	596
All -in sustaining margin ($'000)[1]	11,917	39,365	72,602	145,309

1 Non-IFRS measure. Adjusted net (loss) income as presented in the table was derived by adjusting net (loss) income of the AGM by the amount of the impairment on MPP&E.

Revenue

During Q4 2021, the AGM sold 51,368 ounces of gold at an average realized gold price of $1,771/oz for total revenue of $91.1 million (including $0.1 million of by-product silver revenue). During Q4 2020, the AGM sold 60,655 ounces of gold at an average realized gold price of $1,828/oz for total revenue of $111.1 million (including $0.2 million of by-product silver revenue). The decrease in revenue quarter-on-quarter was a function of a 15% reduction in sales volumes and a 3% decrease in realized gold prices.

During the year ended December 31, 2021, the AGM sold 216,076 ounces of gold at an average realized gold price of $1,767/oz for total revenue of $382.4 million (including $0.6 million of by-product silver revenue). During the year ended December 31, 2020, the AGM sold 243,807 ounces of gold at an average realized gold price of $1,711/oz for total revenue of $418.1 million (including $0.9 million of by-product silver revenue). The decrease in revenue year-on-year was due to an 11% decrease in sales volumes during 2021, partially offset by a 3% improvement in average realized gold prices.

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of December 31, 2021, 1,299,256 gold ounces have been delivered to Red Kite under the offtake agreement (December 31, 2020 - 1,083,180 gold ounces).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The JV continues to manage the AGM's exposure to gold price risk, with an objective of margin protection, by periodically entering into short-dated hedging programs.

Production costs and royalties

During the three months and year ended December 31, 2021, the AGM incurred production costs of $78.2 million and $255.1 million, respectively, compared to $48.8 million and $198.3 million in the comparative periods of 2020, respectively.

Production costs were higher in Q4 2021 and impacted by a negative NRV adjustment on stockpile inventory (resulting from lower expected gold recovery) of which $20.1 million was recorded to production costs; whereas, in Q4 2020, a positive NRV adjustment resulted in $7.1 million being credited to production costs. Costs were also higher due to lower grade material milled that increases costs per ounce sold.  Additionally, ore transportation costs were $3.3m higher in Q4 2021 as Esaase was the primary source of ore feed during the quarter.  These factors were partly offset by fewer gold ounces in Q4 2021.

Production costs were higher in 2021 primarily due to a negative NRV adjustment on stockpile inventory ($19.6 million recorded to production costs), higher operating cash costs per ounce1, inflationary pressures on fuel, consumables and labour, and an increase in ore transportation costs associated with trucking ore from Esaase to the process plant as a higher proportion of ore was sourced from Esaase. In addition, the prior year contained a one-time $3.7 million gain on the derecognition of a mining contractor services lease agreement and a positive NRV adjustment on stockpile inventory in the amount of $7.7 million which was credited to production costs.

Production costs for the three months and year ended December 31, 2021 were reported net of capitalized stripping costs of nil and $7.1 million, respectively (three months and year ended December 31, 2020 - $4.4 million and $18.7 million, respectively).

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM's concessions. The AGM's Akwasiso mining concession is also subject to a further 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $4.6 million and $19.1 million for the three months and year ended December 31, 2021 (three months and year ended December 31, 2020 - $5.6 million and $20.9 million, respectively). Royalty expense was lower in Q4 2021 and the year ended December 31, 2021, due to lower earned revenues.

Depletion and depreciation

Depreciation and depletion on MPP&E recognized during Q4 2021 was $17.3 million compared to $10.4 million for Q4 2020. Depreciation and depletion expense on MPP&E increased from Q4 2020 to Q4 2021 primarily due to a negative NRV adjustment on stockpile inventory ($6.8 million recorded to depreciation) and higher depreciation expense on right-of-use assets (capitalized service and lease agreements) during Q4 2021 ($2.3 million increase), which was partly offset by fewer gold ounces sold in Q4 2021.

Depreciation and depletion on MPP&E recognized during the year ended December 31, 2021 was $50.2 million compared to $50.9 million for the year ended December 31, 2020. Depreciation and depletion expense on MPP&E decreased from 2020 to 2021 primarily due to fewer gold ounces sold in 2021 and lower depreciation on deferred stripping assets as during 2020 Nkran Cut 2 stripping costs were fully depleted ($12.2 million decrease). Partly offsetting these factors was an increase in depreciation expense on right-of-use assets (capitalized service and lease agreements) during 2021 compared to 2020 ($4.3 million increase).  Additionally, in 2020, a positive NRV adjustment on stockpile inventory was recorded of which $8.9 million was credited to depreciation expense, whereas in 2021 a negative NRV adjustment on stockpile inventory was recorded of which $6.9 million was debited to depreciation expense.

Impairment

The AGM reported updated Measured and Indicated Mineral Resource Estimates of 66.4Mt at 1.36 g/t gold for 2.9Moz gold contained, as reported in an updated NI 43-101 compliant technical report titled "NI 43-101 Technical Report for the Asanko Gold Mine, Ashanti Region, Ghana, Effective Date February 28, 2022". An update to Mineral Reserves is expected to follow post the conclusion of metallurgical test work currently underway at the AGM.  As the AGM was not in a position to declare mineral reserves as a result of current metallurgical uncertainty of the material mined from Esaase, management identified this as an indicator of impairment and was required to assess the recoverable amount the AGM. In addition, the AGM's mine plan for 2022 contemplates a temporary deferral of mining activities in Q2 2022 following which stockpile material will be processed for the balance of 2022 and into 2023 (refer to section "6. Guidance and outlook"). Accordingly, the Company assessed the recoverable amount of the AGM, which was based on management’s best estimate of the fair value less cost to sell using the latest information available to management at the time of preparation of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Without defined mineral reserves published in a NI 43-101, management was unable to undertake a meaningful discounted cash flow analysis based on Life of Mine cash flows as had been done in previous impairment analyses. Therefore, management estimated the recoverable amount of the AGM by applying a fair value of $25 per ounce to the AGM’s Measured and Indicated resources. The fair value of $25 per ounce was estimated by reviewing market prices for similar assets while also considering risks specific to the AGM asset.  Management also considered AGM specific factors including historical reclamation and workforce related costs. The fair value less cost to sell of the MPP&E of the AGM (on a 100% basis) was estimated to be $49.2 million.  Management’s estimate of the fair value of the AGM is classified as Level 3 in the fair value hierarchy.

At December 31, 2021, the carrying value of the AGM’s single cash generating unit was $153.2 million greater than its estimated recoverable amount, therefore an impairment charge on MPP&E in this amount was recognized for the year ended December 31, 2021 (the Company’s share of which was $68.9 million).

Exploration and evaluation expenditures

During the three months and year ended December 31, 2021, the AGM incurred exploration and evaluation ("E&E") expense of $1.7 million and $10.5 million (see 3.2 "Development and exploration update"), respectively, compared to $3.2 million and $9.7 million of E&E expenditures expensed in the comparative periods of 2020, respectively. The decrease in E&E expenses from Q4 2020 to Q4 2021 was primarily due to the prior year quarter including extensive drilling costs on the Miradani tenement. During the year, E&E expenses consisted of work associated with updating the AGM's mineral resource estimate, primarily on the Miradani, Abore and Dynamite Hill tenements, and exploration work on near-mine targets at Midras South and Kaniago West.

General and administrative ("G&A") expenses

During the three months and year ended December 31, 2021, the AGM incurred G&A expenses of $2.0 million and $9.6 million, respectively, compared to $1.4 million and $7.4 million in the comparative periods of 2020, respectively. The increase in G&A expense from Q4 2020 to Q4 2021 was primarily related to higher legal and consulting fees and an increase in the Company's service fee. The increase in G&A expense for the year ended December 31, 2021, was primarily related to consulting costs incurred as part of a strategic initiative to review and improve the AGM's supply chain and procurement processes over the life of mine, which may result in long-term cost savings, partly offset by a $0.3 million reduction in share-based compensation expense.

Finance expense

During Q4 2021, finance expense decreased from $1.0 million during Q4 2020 to $0.7 million due to a reduction interest expense on the AGM's revolving credit facility ("RCF") which was fully repaid in Q2 2021, partly offset by an increase in accretion expense on the AGM's asset retirement provisions during Q4 2021.

For the year ended December 31, 2021, finance expense decreased from $3.2 million in 2020 to $2.9 million due to lower interest expense and fees associated with the RCF (fully drawn in 2020) and lower interest expense on its lease liabilities. These factors were partly offset by an increase in accretion charges on asset retirement provisions in 2021.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

3.4 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months and year ended December 31, 2021 and 2020:

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
AGM 100% Basis (in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating cash flows before working capital changes	6,437	53,856	91,736	183,065
Operating activities	13,953	47,997	86,602	152,322
Investing activities	(12,779)	(22,254)	(45,891)	(69,108)
Financing activities	(4,879)	(4,712)	(55,522)	(62,590)
Impact of foreign exchange on cash and cash equivalents	(70)	(66)	(232)	(128)
(Decrease) increase in cash and cash equivalents during the year	(3,775)	20,965	(15,043)	20,496

Cash and cash equivalents, beginning of period	52,986	43,289	64,254	43,758
Cash and cash equivalents, end of period	49,211	64,254	49,211	64,254

Cash flows from operating activities

During Q4 2021, the AGM generated cash flows from operations of $14.0 million, which was positively impacted by a $14.7 million decrease in inventories and partly offset by a $7.8 million decrease in accounts payable and accrued liabilities.

The decrease in operating cash flows in Q4 2021 compared to Q4 2020 was primarily due to a $48.4 million decrease in the JV's mine operating income (excluding depreciation), partly offset by a $13.4 million decrease in the JV's working capital requirements

During the year ended December 31, 2021, the AGM generated cash flows from operations of $86.6 million, which was negatively impacted by a $10.2 million decrease in accounts payable and accrued liabilities and partly offset by a $5.4 million decrease in inventories.

The decrease in operating cash flows for the year ended December 31, 2021 compared to the prior year was primarily due to a $90.7 million decrease in the JV's mine operating income (excluding depreciation), partly offset by a $25.6 million improvement in working capital requirements.

Cash used in investing activities

During Q4 2021, the AGM invested $12.8 million in additions to MPP&E. Total cash expenditure on MPP&E during the quarter included $6.5 million in sustaining capital related primarily to raising the height of the tailing storage facility ("TSF"), $5.5 million in development capital related primarily to the Tetrem village relocation adjacent to the Esaase deposit and ongoing work on the Obotan water treatment plants, and $0.8 million in deferred stripping costs.

The decrease in cash flows invested in MPP&E from Q4 2020 to Q4 2021 was primarily due to lower deferred stripping costs ($8.3 million decrease) as Q4 2020 contained expenditures related to Esaase's Cut 2 pushback, and lower development capital expenditure ($5.2 million decrease) as the prior period included costs to construct the Tetrem village relocation. These factors were partly offset by an increase in sustaining capital expenditure ($4.1 million increase) relating to raising the height of the TSF.

During the year ended December 31, 2021, the AGM invested $46.1 million in additions to MPP&E. Total cash expenditure on MPP&E included $19.5 million in sustaining capital related primarily to raising the height of the TSF and purchase of spare mill girth gears, $14.7 million in development capital related primarily to the Tetrem village relocation and ongoing work on the Esaase and Obotan water treatment plants, $9.4 million in deferred stripping costs on Akwasiso Cut 3, and $2.5 million in exploration costs relating to tenements with defined mineral reserves.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The decrease in cash flows invested in MPP&E during the year ended December 31, 2021 was primarily due to lower development capital of $15.2 million as the Tetrem village relocation was substantially completed in 2020, a $7.2 million decrease in capitalized stripping costs as 2020 included Esaase Cut 2 waste stripping, and a $6.4 million decrease in exploration costs relating to tenements with define mineral reserves.  These factors were partly offset by a $5.6 million increase in sustaining capital expenditures related primarily to raising the height of the TSF and purchase of spare mill girth gears.

Cash used in financing activities

During Q4 2021, $4.9 million of cash used in financing activities related primarily to lease payments of $4.8 million on the JV's services and mining contractor lease agreements.

During the year ended December 31, 2021, $55.5 million of cash used in financing activities related primarily to repayment in full of the $30.0 million then outstanding on RCF, lease payments of $14.8 million on the JV's services and mining contractor lease agreements, and preferred share distributions to the JV partners totaling $10.0 million ($5.0 million to each partner).

The decrease in cash used in investing activities from 2020 to 2021 was primarily due to $75.0 million in distributions paid to the JV partners in 2020, which was partly offset by $30.0 million drawn on the RCF in Q1 2020. Whereas, in 2021, cash used in financing activities included repayment of the $30.0 million drawn on the RCF and a $10.0 million distribution paid to the JV partners ($5.0 million to each partner). In addition, the JV's lease payments decreased by $1.6 million in the current year as there were fewer leases outstanding and interest paid on the RCF decreased by $0.5 million.

Liquidity position

In October 2019, the JV entered into a $30.0 million RCF with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022, and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.33% and 1.40%. During the year ended December 31, 2021, the JV repaid in full the $30.0 million then outstanding on the RCF and as such the balance of the RCF as of December 31, 2021 was $nil (December 31, 2020 - $30.0 million).

As at December 31, 2021, the JV held cash and cash equivalents of $49.2 million, $13.6 million in receivables from gold sales and $3.2 million in gold on hand. This compares to December 31, 2020 when the JV held $64.3 million in cash and cash equivalents (including the then outstanding $30.0 million drawn on the RCF), $10.9 million in receivables from gold sales and $8.2 million in gold on hand.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources".

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

4. Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income of the Company for the three months ended December 31, 2021 and 2020 and the years ended December 31, 2021, 2020 and 2019.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
(in thousands of US dollars, except per share amounts)	$	$	$	$	$
Share of net (loss) earnings related to joint venture	(74,063)	18,691	(51,528)	59,159	(126,264)
Service fee earned as operators of joint venture	1,307	1,240	5,071	4,917	4,963
General and administrative expenses	(3,109)	(3,342)	(13,477)	(14,757)	(11,828)
Exploration and evaluation expenditures	(121)	-	(642)	-	-
(Loss) income from operations and joint venture	(75,986)	16,589	(60,576)	49,319	(133,129)
Impairment of investment in joint venture	(7,631)	-	(7,631)	-	-
Finance income	(6,561)	1,263	257	8,325	871
Finance expense	(882)	(10)	(925)	(45)	(35,650)
Foreign exchange gain (loss)	27	(171)	(8)	(223)	(20)
Net (loss) income and comprehensive (loss) income after tax for the period	(91,033)	17,671	(68,883)	57,376	(167,928)

(Loss) income per share:
Basic	(0.40)	0.08	(0.31)	0.26	(0.74)
Diluted	(0.40)	0.08	(0.31)	0.26	(0.74)

Weighted average number of shares outstanding:
Basic	224,943,453	224,197,308	224,729,084	223,655,880	225,867,169
Diluted	224,943,453	225,216,468	224,729,084	224,919,474	225,867,169

Share of net (loss) earnings related to the AGM JV

As the Company equity accounts for its interest in the JV, the Company recognized its 45% interest in the net loss of the JV amounting to $74.1 million and $51.5 million for the three months and year ended December 31, 2021 (three months and year ended December 31, 2020 - share of net earnings of $18.7 million and $59.2 million), which included the Company's 45% interest in the $153.2 million impairment recorded by the JV in Q4 2021.

Service fee earned as operators of the AGM JV

Under the terms of the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.5 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three months and year ended December 31, 2021, the Company earned a gross service fee of $1.6 million (less withholding taxes payable in Ghana of $0.3 million) and $6.3 million (less withholding taxes of $1.2 million), respectively.

During the three months and year ended December 31, 2020, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.3 million) and $6.1 million (less withholding taxes of $1.2 million), respectively.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

General and administrative expenses

G&A expenses for the three months and years ended December 31, 2021 and 2020 comprised:

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$
Wages , benefits and consulting	(1,321)	(1,652)	(7,594)	(9,200)
Office, rent and administration	(321)	(350)	(1,192)	(907)
Professional and legal	(110)	(166)	(589)	(1,001)
Sha re-based compensation	(1,069)	(692)	(3,175)	(2,168)
Travel, marketing, investor relations and regulatory	(251)	(441)	(779)	(1,317)
Depreciation and other	(37)	(41)	(148)	(164)
Total G&A expense	(3,109)	(3,342)	(13,477)	(14,757)

G&A expenses in Q4 2021 were $0.2 million lower than Q4 2020.  The lower G&A expense was impacted by a $0.2 million decrease in regulatory costs as Q4 2020 included NYSE filing fees associated with the Company's at-the-market ("ATM") offering agreement. Additionally, there was a $0.3 million decrease in wages, consulting and benefits costs in Q4 2021 resulting from a reduction in short-term incentive accruals.  These factors were partly offset by an increase in share-based compensation expense of $0.4 million due to the acceleration of vesting of stock options for a former executive of the Company.

G&A expenses for the year ended December 31, 2021 were $1.3 million lower than the comparative period in 2020 primarily due to a $1.6 million decrease in wages, benefits and consulting costs due to the prior period containing costs associated with the closure of the Company's Johannesburg office, partly offset by severance payouts to a former executive of the Company in 2021. Wage expense in 2021 was also lower due to a reduction in short-term incentive accruals. Additionally, there was a $0.7 million reduction in regulatory and legal fees in 2021 as the prior year included costs associated with filing the Company's base shelf prospectus and entering into an ATM sales agreement (refer to section "7. Liquidity and capital resources"). Partly offsetting these decreases was a $1.0 million increase in share-based compensation expense resulting from granting deferred share units to directors of the Company which have no specific vesting conditions and as such the expense is recognized immediately on the grant date.

Exploration and evaluation expenditures

During the three months and year ended December 31, 2021, the Company incurred $0.1 million and $0.6 million of exploration expenses related to its Mali properties. Exploration expenditures included license fee renewals, soil sampling and a detailed mapping program to identify targets for trenching and potential future drilling programs.

Impairment of investment in joint venture

In addition to the impairment recorded by the AGM JV, management considered that the impairment considerations identified at the JV level (see "Impairment of AGM JV") were also applicable to the carrying value of the Company's equity investment in the AGM JV. When considering the capital structure of the JV, management concluded that the fair value attributed to the preference shares was indicative that no additional value would be available to equity interests in the JV. Accordingly, management estimated the recoverable amount of the Company's equity investment in the JV to be nil at December 31, 2021 and as a result recognized an impairment charge of $7.6 million for the year ended December 31, 2021.

Finance income

Finance income includes positive changes in the fair value of the Company's preferred share investment in the JV and interest earned on cash balances. For the three months and year ended December 31, 2021, the Company recognized a debit of $6.6 million and $0.3 million, respectively, of finance income which was primarily related to fair value adjustments on the Company's preferred share investments in the JV.

During the three months and year ended December 31, 2020, the Company recognized $1.3 million and $8.3 million of finance income which was primarily related to changes in fair values of the Company's preferred share investments in the JV.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Finance expense

Finance expense includes negative changes in the fair value of the Company's preferred share investment in the JV, interest on lease liabilities and other finance charges. For the three months and year ended December 31, 2021, the Company recognized a finance expense of $0.9 million in both periods which was primarily related to negative fair value adjustments on the Company's preferred share investments in the JV.

5. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income per share, the totals in the following table are presented in thousands of US dollars.

	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Share of net (loss) earnings related to joint venture	(74,063)	3,448	5,713	13,374	18,691	5,587	14,347	20,534
Service fee earned as operators of joint venture	1,307	1,284	1,240	1,240	1,240	1,234	1,221	1,222
General and administrative expenses	(3,109)	(2,665)	(3,779)	(3,924)	(3,342)	(5,183)	(3,558)	(2,674)
Exploration and evaluation expenditures	(121)	(148)	(373)	-	-	-	-	-
(Loss) income from operations and joint venture	(75,986)	1,919	2,801	10,690	16,589	1,638	12,010	19,082
Impairment of investment in joint venture	(7,631)	-	-	-	-	-	-	-
Other (expense) income	(7,416)	2,199	2,203	2,338	1,082	1,567	2,684	2,724
Net (loss) income after tax for the period	(91,033)	4,118	5,004	13,028	17,671	3,205	14,694	21,806
Basic and diluted (loss) income per share	($0.40)	$0.02	$0.02	$0.06	$0.08	$0.01	$0.07	$0.10

Adjusted net (loss) income for the period[1]	(14,478)	4,118	5,004	13,028	17,671	3,205	14,694	21,806
Adjusted basic and diluted (loss) income per share[1]	($0.06)	$0.02	$0.02	$0.06	$0.08	$0.01	$0.07	$0.10

EBITDA[1]	(83,553)	1,946	2,876	10,664	16,458	1,686	12,069	19,046
Adjusted EBITDA[1]	344	6,216	6,110	15,829	20,389	7,552	18,489	21,883

During Q3 2020, net earnings related to the JV were lower relative to the other quarters in 2020 due to transitioning mining operations from Nkran to solely Esaase and Akwasiso. In addition, net earnings from Q2 2021 to Q4 2021 were lower relative to Q1 2021 due to ore being sourced from Esaase and low-grade stockpiles while Akwasiso Cut 3 waste stripping was ongoing for the majority of 2021.

The decrease in EBITDA1 and Adjusted EBITDA1 from Q2 2021 to Q4 2021 was due to the AGM's lower mine operating income resulting from lower mined grades and higher AISC.

The net loss in Q4 2021 was due to the Company recognizing its 45% interest in the $153.2 million impairment recorded by the JV associated with the AGM being unable to declare a mineral reserve at December 31, 2021. Additionally, the Company recorded a $7.6 million impairment on its equity investment in the AGM JV during Q4 2021 as the AGM was not in a position to declare mineral reserves as a result of current metallurgical uncertainty of the material mined from Esaase.

Other expense for Q4 2021 includes a $7.5 million negative fair value adjustment on the Company's preference shares in the JV which resulted from the aforementioned impairment indicators.

___________________________

1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

6. Guidance and outlook

2021 Guidance for the Asanko Gold Mine (100% basis)

In 2021, the AGM produced 210,241 ounces of gold, below revised production guidance (as of Q3 2021) of 215,000-220,000 ounces as mined grades were lower than plan, while AISC1 for the year was $1,431/oz which was in line with revised guidance (as of Q2 2021) of $1,350-$1,450/oz.

Forecast sustaining capital expenditures for the year, which are included in AISC1, were $20.0 million with actual spend of $19.5 million. Sustaining capital expenditures primarily related to $14.7 million spent on the TSF lift (forecast: $13 million).

Forecast development capital for the year was $16.0 million (revised from $23 million in Q2 2021, which had previously been revised in Q2 2021 from $18 million) with actual spend of $17.1 million. Development capital included expenditures related to the completion of the Tetrem village relocation and construction of water treatment plants at Obotan and Esaase.

Forecast exploration expenditures for the year were $17.0 million with actual spend of $13.0 million. The exploration program in 2021 mainly focused on the Miradani mineralized trend, Abore, Midras South, Kaniago West and the Dynamite Hill extension. Exploration expenditure was lower than forecast due to a change in timing of exploration activities.

2022 Guidance for the Asanko Gold Mine (100% basis)

While technical work to support a Mineral Reserve at the AGM is ongoing, mining will continue at Akwasiso Cut 3 and Esaase Cut 3 until their depletion (expected in Q2 2022). Following this, the process plant is expected to continue to operate at full capacity (5.8Mtpa) processing a portion of the existing 9.5Mt of stockpiles. The Company believes that temporarily transitioning to processing stockpiles will provide the opportunity to:

  Preserve the higher grade Mineral Resources at the AGM until the metallurgical recovery at Esaase is better understood;

  Advance further exploration activities at prospective near-mine targets to enhance the short-term operating plan; and

  Develop additional initiatives with the aim of maximizing the value from all deposits on the land package, including: additional test work to further understanding of metallurgy and geometallurgy at Esaase, evaluating process optimization and optimizing mine sequencing

The AGM has a solid liquidity position ($66.0 million in cash, gold sales receivables and gold on hand with zero debt at December 31, 2021) yet management is concurrently exploring opportunities to minimize ongoing and future operating and capital costs in light of the deferral of mining and stockpile processing.

As a result of moving to process stockpiles in the second half of 2022, the AGM is targeting 100,000 to 120,000 ounces of gold production in 2022.

Sustaining capital expenditure is budgeted at $22 million, with approximately $8 million for Nkran and Esaase infill drilling and recovery test work and $7 million for a TSF lift.

Development capital is forecast at $8 million, primarily for preparation of mining of Abore expected to begin in 2023. In addition, $15 million is budgeted for exploration, mainly around the Greater Midras, Abore and Miradani trends and assessing the underground potential at Nkran.

At prevailing gold prices and the midpoint of 2022 production guidance (110,000oz), management expects the AGM to generate positive operating cash flows of approximately $10 million from the processing of stockpiles in 2022, before non-recurring working capital items related to winding down mining operations and payment of the Company’s service fee as operator of the JV (approximately $8 million) during Q2 2022.

___________________________
1  See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are as follows.  Note that the December 31, 2021 and December 31, 2020 balances below do not include any assets or liabilities of the JV.

	December 31, 2021	December 31, 2020
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	53,521	62,151
Other current assets	8,147	3,390
Non-current assets	74,528	138,049
Total assets	136,196	203,590

Current liabilities	2,643	3,618
Non-current liabilities	790	1,089
Total liabilities	3,433	4,707

Working capital	59,025	61,923

Total equity	132,763	198,883

Total common shares outstanding	224,943,453	224,253,522
Total options outstanding	11,680,170	8,330,820

Key financial ratios
Current ratio	23.33	18.12
Total liabilities -to-equity	0.03	0.02

Subsequent to the JV transaction with Gold Fields, other than the JV service fee, the Company has no current direct sources of revenue and any cash flows generated by the AGM are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance, zero debt and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

The Company expects to collect a portion of its receivable due from the JV during Q2 2022 once certain regulatory approvals are obtained from the Ghana Investment Promotion Centre.

ATM Offering

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering").

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

As of December 31, 2021, the Company had not issued any common shares under the Offering.

Commitments

The following table summarizes the Company's contractual obligations as at December 31, 2021 and December 31, 2020. Note the following table excludes commitments and liabilities of the JV as at December 31, 2021 and December 31, 2020.

					Total	Total
(in thousands of US dollars)	Within 1 year	1-3 years	4-5 years	Over 5 years	December 31, 2021	December 31, 2020
Accounts payable and accrued liabilities	1,467	-	-	-	1,467	2,478
Long-term incentive plan (cash-settled awards)	1,069	478	-	-	1,547	1,714
Corporate office leases	132	275	94	-	501	627
Total	2,668	753	94	-	3,515	4,819

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $5.9 million.

Contingencies

Due to the nature of its business, the Company and/or the AGM JV may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or JV's financial condition or future results of operations.

Cash flows

The following table provides a summary of the Company's cash flows for the three months and years ended December 31, 2021 and 2020:

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating cash flows before working capital changes	(780)	(1,645)	(5,750)	(7,929)
Operating activities	(2,287)	(1,559)	(12,935)	(6,404)
Investing activities	32	28	3,906	37,930
Financing activities	(33)	130	441	(520)
Impact of foreign exchange on cash and cash equivalents	(33)	63	(42)	36
(Decrease) increase in cash and cash equivalents during the period	(2,321)	(1,338)	(8,630)	31,042
Cash and cash equivalents, beginning of period	55,842	63,489	62,151	31,109
Cash and cash equivalents, end of period	53,521	62,151	53,521	62,151

Cash used in operating activities

During Q4 2021, the Company utilized cash flows in operations of $2.3 million (three months ended December 31, 2020 - utilized cash flows in operations of $1.6 million) resulting from corporate head office expenses and a $1.3 million increase in receivables.

During the year ended December 31, 2021, the Company utilized cash flows in operations of $12.9 million (year ended December 31, 2020 - utilized cash flows in operations of $6.4 million) primarily resulting from corporate head office expenses, a $4.6 million increase in receivables and a $2.3 million decrease in accounts payable and accrued liabilities. The change in cash flows used in operating activities from 2020 to 2021 was primarily due to a reduction in accounts payable and accrued liabilities associated with the payment of short-term and long-term incentive plan awards and an increase in receivables related to the Company's JV service fee.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Cash provided by investing activities

During the three months ended December 31, 2021, cash inflows from investing activities of $32 comprised interest earned on cash balances (three months ended December 31, 2020 - cash inflows from investing activities of $28).

During the year ended December 31, 2021, cash inflows from investing activities of $3.9 million included a $5.0 million distribution from the JV in the form of a preference share redemption, which was partly offset by an acquisition of exploration properties in Mali for $1.5 million.

During the year ended December 31, 2020, the Company generated cash of $37.9 million through investing activities, as the Company received distributions from the JV in the form of preference share redemptions.

Cash (used in) provided by financing activities

During the three months December 31, 2021, cash used in financing activities of $33 related to lease payments on corporate office space. During the three months ended December 31, 2020, cash provided by financing activities of $0.1 million related to proceeds received upon exercise of stock options, which was partly offset by lease payments on corporate office space.

During the year ended December 31, 2021, cash provided by financing activities of $0.4 million related to proceeds received upon exercise of stock options ($0.6 million), which was partly offset by lease payments on corporate office space.

During the year ended December 31, 2020, cash used in financing activities of $0.5 million related to $2.3 million of share repurchases under the Company's normal course issuer bid and $0.1 million in lease payments on corporate office space. These factors were partly offset by $1.9 million of proceeds received upon exercise of stock options.

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-IFRS performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash costs and total cash costs per ounce differently.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The following table provides a reconciliation of operating and total cash costs per gold ounce of the AGM to production costs of the AGM on a 100% basis (the nearest IFRS measure) as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2021 and 2020.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs as reported	78,218	48,833	255,058	198,347
Other adjustments2 3	(18,143)	181	(19,169)	(641)
Adjusted production costs	60,075	49,014	235,889	197,706
Share-based payment expense included in production costs	44	(198)	8	(1,027)
By-product revenue	(121)	(244)	(635)	(930)
Total operating cash costs	59,998	48,572	235,262	195,749
Royalties	4,554	5,556	19,119	20,907
Total cash costs	64,552	54,128	254,381	216,656
Gold ounces sold	51,368	60,655	216,076	243,807
Operating cash costs per gold ounce sold ($/ounce)	1,168	801	1,089	803
Total cash costs per gold ounce sold ($/ounce)	1,257	892	1,177	889

2 For the year ended December 31, 2020, total production costs include a gain recognized on the derecognition of a mining contractor services agreement.

3 For the three months and years ended December 31, 2021 and 2020, total production costs have been adjusted to exclude severance charges and net realizable value adjustments on stockpile inventory resulting from lower expected gold recovery recorded in Q4 2021 as the magnitude of such adjustments are not indicative of current period costs.

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-IFRS performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Other companies may calculate all-in sustaining costs per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations), sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM's results as disclosed in the consolidated annual financial statements of the Company for the years ended December 31, 2021 and 2020.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to consolidated annual financial statements of the Company for the years ended December 31, 2021 and 2020.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	64,552	54,128	254,381	216,656
General and administrative expenses - JV [4]	1,994	1,345	9,524	7,072
Sustaining capital expenditures (see table below)	6,510	2,427	19,542	13,971
Sustaining capitalized stripping costs	796	9,091	9,377	16,546
Reclamation cost accretion	304	174	1,191	550
Sustaining lease payments	4,791	4,253	14,790	16,344
Interest on leas e liabilities	112	96	396	732
All-in sustaining cost	79,059	71,514	309,201	271,871
Gold ounces sold	51,368	60,655	216,076	243,807
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,539	1,179	1,431	1,115
Average realized price per gold ounce sold ($/ounce)	1,771	1,828	1,767	1,711
All-in sustaining margin ($/ounce)	232	649	336	596
All-in sustaining margin	11,917	39,365	72,602	145,309

4 Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $15 and $52 for the three months and year ended December 31, 2021, respectively (three months and year ended December 31, 2020 - expense of $0.1 million and $0.4 million, respectively).

For the three months and year ended December 31, 2021, the Company incurred corporate G&A expenses, net of the JV service fee, of $0.7 million and $4.4 million, respectively, which excludes non-cash share-based compensation expense, depreciation expense and severance payouts totaling $1.1 million and $4.0 million, respectively (three months and year ended December 31, 2020 - G&A expenses, net of the JV service fee, of $1.4 million and $5.3 million, respectively, which excludes non‐cash share‐based compensation expense, depreciation expense and one-time severance charges totaling $0.7 million and $4.6 million, respectively).

The Company's attributable gold ounces sold for the three months and year ended December 31, 2021 was 23,116 and 97,234, respectively (three  months and year ended December 31, 2020 - 27,295 and 109,713 gold ounces, respectively), resulting in additional all-in sustaining cost for the Company of $30/oz and $45/oz for the periods presented, respectively, in addition to the AGM's all-in sustaining cost presented in the above table (three months and year ended December 31, 2020 - $50/oz and $48/oz, respectively).

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2021 and 2020.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$
Cash used in investing activities - JV	12,779	22,254	45,891	69,108
Less:
Sustaining capitalized stripping costs	(796)	(9,091)	(9,377)	(16,546)
Non-sustaining capital expenditures	(3,076)	(11,680)	(16,306)	(40,140)
Change in AP related to capital expenditures not included in AISC	(2,439)	945	(837)	1,336
Interest income received	42	(1)	171	213
Total sustaining capital expenditures	6,510	2,427	19,542	13,971

The majority of the non-sustaining capital expenditures during the three months and year ended December 31, 2021 related to the relocation of the Tetrem village near the Esaase deposit and construction of water treatment plants at Obotan and Esaase.

8.3 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (the nearest IFRS measure) of the Company per the consolidated annual financial statements of the Company for the years ended December 31, 2021 and 2020. All adjustments are shown net of estimated income tax.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars )	$	$	$	$
Net (loss) income for the period	(91,033)	17,671	(68,883)	57,376
Add back (deduct):
Depreciation and depletion	37	40	148	163
Finance income	6,561	(1,263)	(257)	(8,325)
Finance expense	882	10	925	45
EBITDA for the period	(83,553)	16,458	(68,067)	49,259
Add back (deduct):
Adjustment for long-term incentive plan compensation	793	692	2,194	2,168
Severance costs	692	-	692	-
Share of net loss (earnings) related to joint venture	74,063	(18,691)	51,528	(59,159)
Impairment of investment in joint venture	7,631	-	7,631	-
Galiano's attributable interest in JV Adjusted EBITDA (below)	718	21,930	34,520	76,045
Adjusted EBITDA for the period	344	20,389	28,498	68,313

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2021 and 2020 to the results of the JV as disclosed in note 8 to the Company’s consolidated annual financial statements for the years ended December 31, 2021 and 2020.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$
JV net (loss) income for the period	(164,575)	41,547	(114,472)	131,519
Add back (deduct):
JV depreciation and depletion	17,252	10,448	50,177	50,934
JV finance income	(107)	(62)	(275)	(285)
JV finance expense	652	1,053	2,908	3,165
JV EBITDA for the period	(146,778)	52,986	(61,662)	185,333
Add back (deduct):
Impairment	153,164	-	153,164	-
JV mining contractor lease payments (capitalized leases)	(4,791)	(4,253)	(14,790)	(16,344)
JV Adjusted EBITDA for the period	1,595	48,733	76,712	168,989
Galiano's attributable interest in JV Adjusted EBITDA for the period	718	21,930	34,520	76,045

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, these funds are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by Shika Group Finance (of which shares each partner holds 132.4 million preferred shares as at December 31, 2021, after redemptions paid by the JV in 2019, 2020 and 2021) and finally as dividends on common shares of the JV companies (which the JV partners own 45% each with the Government of Ghana holding 10%).

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its consolidated annual financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the consolidated annual financial statements of the Company for the years ended December 31, 2021 and 2020.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities	13,953	47,997	86,602	152,322

Less:
Cash flows used in investing activities	(12,779)	(22,254)	(45,891)	(69,108)
Mining contractor lease payments (capitalized leases)	(4,791)	(4,253)	(14,790)	(16,344)
Free Cash Flow for the period	(3,617)	21,490	25,921	66,870

8.5 Adjusted Net Income (Loss)

The Company has included the non-IFRS performance measures of adjusted net income and adjusted net income per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business. The following table provides a reconciliation of adjusted net income to net income (loss) (the nearest IFRS measure) per the consolidated annual financial statements for the years ended December 31, 2021 and 2020. All adjustments are shown net of estimated tax.

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net (loss) income for the period	(91,033)	17,671	(68,883)	57,376
Interest in impairment of AGM	68,924	-	68,924	-
Impairment of investment in joint venture	7,631	-	7,631	-
Adjusted net (loss) income for the period	(14,478)	17,671	7,672	57,376
Basic weighted average number of common share outstanding	224,943,453	224,197,308	224,729,084	223,655,880
Diluted weighted average number of common share outstanding	224,943,453	225,216,468	224,729,084	224,919,474
Adjusted net (loss) income per share - basic and diluted	($0.06)	$0.08	$0.03	$0.26

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,943,453 common shares of the Company issued and outstanding and 9,868,503 stock options outstanding (with exercise prices ranging between C$0.86 and C$3.31 per share). The fully diluted outstanding share count at the date of this MD&A is 234,811,956.

10. Related party transactions

As at December 31, 2021, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three months and year ended December 31, 2021, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the three months and year ended December 31, 2021, other than compensation paid to key management personnel, the only related party transactions were with the JV in respect of the Company's service fee as operator of the AGM. For the three months and year ended December 31, 2021, the service fee was comprised of a gross service fee of $1.6 million and $6.3 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $1.2 million (three months and year ended December 31, 2020 - gross service fee of $1.5 million and $6.1 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $1.2 million).  As at December 31, 2021, the Company had a $7.3 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2020 - $2.7 million).

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

In addition to the service fee earned as operator of the JV, the Company's related party transactions included compensation paid to key management personnel, which was as follows for the years presented:

	Year ended December 31,
	2021	2020
	$	$
Salaries and benefits	2,943	3,291
Share-based compensation	2,413	1,096
Total compensation	5,356	4,387

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the consolidated annual financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2021 and 2020.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in the consolidated annual financial statements for the years ended December 31, 2021 and 2020 and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted January 1, 2021

There were no new standards effective January 1, 2021 that had an impact on the Company's consolidated annual financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company or the JV, have been issued but are not yet effective as of December 31, 2021:

Amendment to IAS 16

On May 14, 2020, the IASB amended IAS 16 "Property, Plant and Equipment" to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendments to IAS 16 will not have a significant impact on the Company's or the JV's accounting policies.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

12.  Risks and uncertainties

12.1 Financial instruments & risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the year ended December 31, 2021. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Financial instruments

As at December 31, 2021, the Company's financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents and the related party receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost. The preferred shares in the JV and the long-term incentive plan liabilities are a financial asset and a financial liability, respectively, measured at fair value through profit or loss, and both fall within Level 3 of the fair value hierarchy.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 20 of the consolidated annual financial statements for the years ended December 31, 2021 and 2020.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

13.  Internal control

13.1 Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the CEO and the CFO, have evaluated the design and operating effectiveness of the Company's disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2021, such disclosure controls and procedures were effective.

13.2 Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the CEO and CFO, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, with the participation of its CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management and the CEO and CFO have concluded that, as of December 31, 2021, the Company's internal control over financial reporting was effective.

13.3 Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the three months ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

13.4 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

14.  Qualified person

The scientific and technical information contained in this MD&A has been approved by Mr. Richard Miller, Vice President Technical Services, of Galiano Gold Inc. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, please see the Company's news releases dated February 1, 2021, February 25, 2021, May 20, 2021, January 18, 2022 and February 25, 2022 and filed on the Company's SEDAR profile at www.sedar.com. Mr. Miller is a "Qualified Person" as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of mineral resources;
  the reinstatement of mineral reserve estimates;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  cost savings due to initiative to review and improve the AGM's supply chain and procurement processes over the life of mine;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  the ability of the AGM to continue to operate during the COVID-19 pandemic;
  the Company's and the AGM's responses to the COVID-19 pandemic and that it will be effective in continuing their operations in the ordinary course;
  gold production and other activities and that they will not be curtailed as a result of the COVID-19 pandemic;
  that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all;
  the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not materially impact its 2022 production guidance;
  the Company's intention to prepare a revised optimized mine plan and a further updated technical report supporting the new life of mine plan;
  any additional work programs to be undertaken by the Company;
  activities to be completed while mining activities are temporarily deferred;
  the next stage of the Company's drilling efforts;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  government regulation of mining operations;
  environmental risks and remediation measures;
  taking additional steps to align with evolving international best practices in human rights;
  unanticipated reclamation expenses;
  changes in accounting policies;
  higher mined grades than plant feed grades;
  title disputes or claims; and
  limitations on insurance coverage.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  mineral resource estimates may change and may prove to be inaccurate;
  mineral reserves may not be reinstated;
  metallurgical recoveries may not be economically viable;
  LOM estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Common Shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully reinstate mineral reserves;
  the Common Shares may experience price and trading volume volatility;
  the Company has never paid dividends;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; and

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
  the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic or any other infectious disease outbreak;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of stock options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  All SEC reporting companies, other than those who file under the Canada-U.S. Multijurisdictional Disclosure System ("MJDS"), are required to comply with the new rules for their first fiscal year beginning on or after January 1, 2021 (the "SEC Modernization Rules"). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign private issuer" under the U.S. Exchange Act that files annual reports or registration statements with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.